Exhibit 21

SUBSIDIARIES OF HICKORYTECH CORPORATION

Name of Subsidiary	Jurisdiction of Incorporation

Mankato Citizens Telephone Company	Minnesota
Mid-Communications, Inc.	Minnesota
Cable Network, Inc.	Minnesota
Heartland Telecommunications Company of Iowa, Inc.	Minnesota
Crystal Communications, Inc.	Minnesota
National Independent Billing, Inc.	Minnesota
Enventis Telecom, Inc.	Minnesota

All such subsidiaries are 100% owned by Hickory Tech Corporation. The financial statements of all such subsidiaries are included in the Consolidated Financial Statements of Hickory Tech Corporation. Hickory Tech Corporation is incorporated in Minnesota.